Exhibit 99.1
RISK FACTORS
Risks Related to an Investment in Our Common Stock
      The price of our common stock may fluctuate significantly, which may make it difficult for an investor to resell common stock when desired or at attractive prices.
      The price of our common stock on the New York Stock Exchange (“NYSE”) constantly changes. We expect that the market price of our common stock will continue to fluctuate.
      Our stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include, but are not limited to:
•	quarterly variations in our operating results;

•	operating results that vary from the expectations of management, securities analysts, ratings agencies and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts, ratings agencies and investors;

•	developments generally affecting our industry;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	the assertion or resolution of significant claims or proceedings against us;

•	our dividend policy and restrictions on the payment of dividends;

•	future sales of our equity or equity-linked securities;

•	the issuance of common stock in payment of dividends on preferred stock or upon conversion of preferred stock; and

•	general domestic and international economic conditions.
      In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.
      Our ability to pay dividends is currently restricted, and we do not anticipate paying cash dividends on our common stock in the foreseeable future.
      We have agreed, and may agree again, to restrictions on our ability to pay dividends on our common stock. In addition, to maintain our credit ratings, we may be limited in our ability to pay dividends on our common stock so that we can maintain an appropriate level of debt. During the first quarter of 2000, our board of directors suspended our common stock dividends. We do not anticipate making any cash dividend payments to our common stockholders for the foreseeable future.

      We have not paid dividends on our Series C Preferred Stock or Series D Preferred Stock since February 15, 2006.
      Because of certain restrictions in the indentures governing notes issued by KCSR, we have not paid dividends on our Series C Preferred Stock or Series D Preferred Stock since February 15, 2006 for the fourth quarter of 2005. If dividends on our Series C Preferred Stock or Series D Preferred Stock are in arrears for six consecutive quarters (or an equivalent number of days in the aggregate, whether or not consecutive) holders of the Series C Preferred Stock or Series D Preferred Stock, as applicable, will be entitled to vote for the election of two of the authorized directors at the next annual stockholders’ meeting at which directors are elected and at each subsequent stockholders’ meeting until such time as all accumulated dividends are paid on the Series C Preferred Stock or Series D Preferred Stock, as applicable, or set aside for payment. In addition, we will not be eligible to register future offerings of securities on Form S-3 or to avail ourselves of the other benefits available to companies that qualify as “well-known seasoned issuers” under SEC rules until we resume paying such dividends and file our annual financial statements for the year in which the payment of such dividends is resumed. This could adversely affect our ability to access capital markets, and increase the cost of accessing capital markets, until we qualify as a “well-known seasoned issuer.”
      Sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock.
      As of September 30, 2006, we had 10,720,859 shares of common stock issued or reserved for issuance under our 1991 Amended and Restated Stock Option and Performance Award Plan and our Employee Stock Purchase Plan, 2,023,113 shares of common stock held by executive officers and directors outside those plans, and 20,389,113 shares of common stock reserved for issuance upon conversion of our outstanding shares of convertible preferred stock.

Sales of common stock by employees upon exercise of their options, sales by our executive officers and directors subject to compliance with Rule 144 under the Securities Act, and sales of common stock that may be issued upon conversion of our outstanding preferred stock, or the perception that such sales could occur, may adversely affect the market price of our common stock.
      We have provisions in our charter, bylaws and Rights Agreement that could deter, delay or prevent a third party from acquiring us and that could deprive an investor of an opportunity to obtain a takeover premium for shares of our common stock.
      We have provisions in our charter and bylaws that may delay or prevent unsolicited takeover bids from third parties. These provisions may deprive our stockholders of an opportunity to sell their shares at a premium over prevailing market prices. For example, our restated certificate of incorporation provides for a classified board of directors. It further provides that the vote of 70% of the shares entitled to vote in the election of directors is required to amend our restated certificate of incorporation to increase the number of directors to more than eighteen, abolish cumulative voting for directors and abolish the classification of the board. The same vote requirement is imposed by our restated certificate of incorporation on certain transactions involving mergers, consolidations, sales or leases of assets with or to certain owners of more than 5% of our outstanding stock entitled to vote in the election of directors. Our bylaws provide that a stockholder must give us advance written notice of its intent to nominate a director or raise a matter at an annual meeting. In addition, we have adopted a Rights Agreement which under certain circumstances would significantly impair the ability of third parties to acquire control of us without prior approval of our board of directors.
Risks Related to Our Business
      We compete against other railroads and other transportation providers.
      Our domestic and international operations are subject to competition from other railroads, in particular the Union Pacific Railroad Company (“UP”) and BNSF Railway Company (“BNSF”) in the United States and Ferrocarril Mexicano, S.A. de C.V. (“Ferromex”) in Mexico. Many of our rail competitors are much larger and have significantly greater financial and other resources than we do. In addition, we are subject to competition from truck carriers and from barge lines and other maritime shipping. Increased competition could result in downward pressure on freight rates. Competition with other railroads and other modes of transportation is generally based on the rates charged, the quality and reliability of the service provided and the quality of the carrier’s equipment for certain commodities. While we must build or acquire and maintain our infrastructure, truck carriers, maritime shippers and barges are able to use public rights-of-way. The trucking industry has in the past provided effective rate and service competition to the railroad industry. Trucking requires substantially smaller capital investment and maintenance expenditures than railroads and allows for more frequent and flexible scheduling. Continuing competitive pressures, any reduction in margins due to competitive pressures, future improvements that increase the quality of alternative modes of transportation in the locations in which we operate, or legislation or regulations that provide motor carriers with additional advantages, such as increased size of vehicles and reduced weight restrictions, could have a material adverse effect on our results of operations, financial condition and liquidity.

      A material part of our growth strategy is based upon the conversion of truck traffic to rail. There can be no assurance we will have the ability to convert traffic from truck to rail transport or that we will retain the customers we have already converted. If the railroad industry in general, and our Mexican operations in particular, are unable to preserve their competitive advantages vis-à-vis the trucking industry, our projected revenue growth from our Mexican operations could be adversely affected. Additionally, the revenue growth attributable to our Mexican operations could be affected by, among other factors, our inability to grow our existing customer base, negative macroeconomic developments impacting the United States or Mexican economies, and failure to capture additional cargo transport market share from the shipping industry and other railroads.
      NAFTA called for Mexican trucks to have unrestricted access to highways in U.S. border states by 1995 and full access to all U.S. highways by January 2000. However, the U.S. did not follow that timetable because of concerns over Mexico’s trucking safety standards. In February 2001, a NAFTA tribunal ruled in an arbitration between the U.S. and Mexico that the U.S. must allow Mexican trucks to cross the border and operate on U.S. highways. On March 14, 2002, as part of its agreement under NAFTA, the U.S. Department of Transportation issued safety rules that allow Mexican truckers to apply for operating authority to transport goods beyond the 20-mile commercial zones along the U.S. -Mexico border. These safety rules require Mexican motor carriers seeking to operate in the U.S. to, among other things, pass safety inspections, obtain valid insurance with a U.S. registered insurance company, conduct alcohol and drug testing for drivers and obtain a U.S. Department of Transportation identification number. Under the rules issued by the U.S. Department of Transportation, it was expected that the border would have been opened to Mexican motor carriers in 2002. However, in January 2003, in response to a lawsuit filed in May 2002 by a coalition of environmental, consumer and labor groups, the U.S. Court of Appeals for the Ninth Circuit issued a ruling which held that the rules issued by the U.S. Department of Transportation violated federal environmental laws because the Department of Transportation failed to adequately review the impact on U.S. air quality of rules allowing Mexican carriers to transport beyond the 20-mile commercial zones along the U.S.-Mexico border. The Court of Appeals ruling required the Department of Transportation to provide an Environmental Impact Statement on the Mexican truck plan and to certify compliance with the U.S. Clean Air Act. The Department of Transportation requested the U.S. Supreme Court to review the Court of Appeals ruling and, on December 15, 2003, the Supreme Court granted the Department of Transportation’s request. On June 7, 2004, the Supreme Court unanimously overturned the Court of Appeals ruling. Although the Department of Transportation is no longer required to provide an Environmental Impact Statement under the Supreme Court’s ruling, the U.S. and Mexico must still complete negotiations on safety inspections before the border is opened. We cannot predict when these negotiations will be completed. There can be no assurance that truck transport between Mexico and the United States will not increase substantially in the future if the U.S. and Mexico complete the negotiations and the border is opened. Any such increase in truck traffic could affect our ability to continue converting traffic to rail from truck transport because it may result in an expansion in the availability, or an improvement in the quality, of the trucking services offered by Mexican carriers.
      Through KCSM’s Concession from the Mexican government, we have the right to control and operate the southern half of the rail-bridge at Laredo, Texas. Under the Concession, KCSM must grant to Ferromex the right to operate over a north-south portion of KCSM’s rail lines between Ramos Arizpe near Monterrey and the city of Queretaro that constitutes over 600 kilometers of KCSM’s main track. Using these trackage rights, Ferromex may be able to compete with KCSM over KCSM’s rail lines for traffic between Mexico City and the United States. The Concession also requires KCSM to grant rights to use certain portions of its tracks to Ferrocarril del Sureste, S.A. de C.V. (“Ferrosur”) and the “belt railroad” operated in the greater Mexico City area by the Ferrocarril y Terminal del Valle de Mexico, S.A. de C.V. (“Ferrovalle”), thereby providing Ferrosur with more efficient access to certain Mexico City industries. As a result of having to grant trackage rights to other railroads, we incur additional maintenance costs and lose the flexibility of using a portion of our tracks at all times.
      Ferromex, the operator of the largest railway system in Mexico, is in close proximity to KCSM’s rail lines. In particular, KCSM has experienced and continues to experience competition from Ferromex with respect to the transport of a variety of products. The rail lines operated by Ferromex run from Guadalajara and Mexico City to four U.S. border crossings west of the Nuevo Laredo-Laredo crossing, providing an alternative to KCSM’s routes for the transport of freight from those cities to the U.S. border. In addition, Ferromex directly competes with KCSM in some areas of its service territory, including Tampico, Saltillo, Monterrey and Mexico City. Ferrosur competes directly with KCSM for traffic to and from southeastern Mexico. Ferrosur, like KCSM, also services Mexico City, Puebla and Veracruz.
      In November 2005, Grupo Mexico, the controlling shareholder of Ferromex, acquired all of the shares of Ferrosur. The common control of Ferromex and Ferrosur would give Grupo Mexico control over a nationwide railway system in Mexico and ownership of 50% of the shares of Ferrovalle.
      Grupo Mexico’s acquisition of Ferrosur is subject to the approval of the Mexican Competition Commission. KCSM filed an objection to the acquisition with the Mexican Competition Commission. The Mexican Competition Commission has ruled that the acquisition is anti-competitive, but has not ordered a divestiture of control of Ferrosur by Grupo Mexico or assessed other penalties against Ferromex, Ferrosur or the combined entity. The ruling has been challenged by both companies. Unless there is a divestiture of Grupo Mexico’s interest in Ferrosur, the newly combined railroad will control a substantial share of the Mexican railroad market and will have greater financial resources than KCSM has, which among other things may give it greater ability to reduce freight rates. There is no assurance KCSM can effectively compete against the newly combined railroad, in which event our operations in Mexico could be adversely affected.
      Rate reductions by competitors could make our freight services less competitive, and we cannot assure you we would always be able to match these rate reductions. In recent years, we have experienced aggressive price competition from Ferromex in freight rates for agricultural products, which has adversely affected our results of operations. Our ability to respond to competitive pressures by decreasing our rates without adversely affecting our gross margins and operating results will depend on, among other things, our ability to reduce our operating costs. Our failure to respond to competitive pressures, and particularly rate competition, in a timely manner could have a material adverse effect on our financial condition.
      In recent years, there has also been significant consolidation among major North American rail carriers. The resulting merged railroads could attempt to use their size and pricing power to block other railroads’ access to efficient gateways and routing options that are currently and have been historically available. There can be no assurance that further consolidation in the railroad industry, whether in the United States or Mexico, will not have an adverse effect on our operations.
      Our business strategy, operations and growth rely significantly on joint ventures and other strategic alliances.
      Operation of our integrated rail network and our plans for growth and expansion rely significantly on joint ventures and other strategic alliances. Our operations are dependent on interchange, trackage rights, haulage rights and marketing agreements with other railroads and third parties that enable us to exchange traffic and utilize trackage we do not own. Our ability to provide comprehensive rail service to our customers depends in large part upon our ability to maintain these agreements with other railroads and third parties. The termination of, or the failure to renew, these agreements could adversely affect our business, financial condition and results of operations. We are also dependent in part upon the financial health and efficient performance of other railroads. For example, much of Tex-Mex’s traffic moves over the UP’s lines via trackage rights, a significant portion of our grain shipments originate with another rail carrier pursuant to our marketing agreement with that carrier, and BNSF is our largest partner in the interchange of rail traffic. There can be no assurance that we will not be materially adversely affected by operational or financial difficulties of other railroads.
      Pursuant to the Concession, KCSM is required to grant rights to use portions of its tracks to Ferromex, Ferrosur and Ferrovalle. Applicable law stipulates that Ferromex, Ferrosur and Ferrovalle are required to grant to KCSM rights to use portions of their tracks. KCSM’s Concession classifies trackage rights as short trackage rights and long-distance trackage rights. Although all of these trackage rights have been granted under the Concession, no railroad has actually operated under the long-distance trackage rights because the means of setting rates for usage and often related terms of usage have not been agreed upon. Under the Mexican railroad services law and regulations, the rates KCSM may charge for the right to use its tracks must be agreed upon in writing between KCSM and the party to which those rights are granted. However, if KCSM cannot reach an agreement on rates with rail carriers entitled to trackage rights on KCSM’s rail lines, the Mexican Ministry of Communications and Transportation (“SCT”) is entitled to set the rates in accordance with Mexican law and regulation, which rates may not adequately compensate KCSM. KCSM and Ferromex have not been able to agree upon the rates each of them is required to pay the other for interline services and haulage and trackage rights. KCSM and Ferromex both initiated civil, commercial and administrative proceedings seeking a determination by the SCT of the rates each should pay the other in connection with the use of trackage and haulage rights and interline and terminal services. On March 13, 2002, the SCT issued a ruling setting the rates for trackage and haulage rights. On August 5, 2002, the SCT issued a ruling setting the rates for interline and terminal services. KCSM and Ferromex appealed both rulings to the Mexican Supreme Court. KCSM and Ferromex also requested and obtained a suspension of the effectiveness of the SCT rulings pending resolution of the litigation. In February 2006, the Mexican Supreme Court sustained KCSM’s appeal of the SCT’s trackage and haulage rights ruling, vacated the SCT ruling and ordered the SCT to issue a new ruling consistent with the Court’s opinion. We have not yet received the written opinion of the Mexican Supreme Court on the February 2006 ruling, nor has the Court decided the interline and terminal services appeal. On October 2, 2006, KCSM was served with a claim by Ferromex asking for an accounting of the rates, costs and money owed to Ferromex concerning interline traffic between January 1, 2002 and December 31, 2004. We cannot predict the ultimate outcome of these matters, or whether the rates KCSM is ultimately permitted to charge will be sufficient to compensate it.
      We are highly leveraged and have significant debt service obligations. Our leverage could adversely affect our ability to fulfill obligations under various debt instruments and operate our business.
      Our level of debt could make it more difficult for us to borrow money in the future, will reduce the amount of money available to finance our operations and other business activities, exposes us to the risk of increased interest rates, makes us more vulnerable to general economic downturns and adverse industry conditions, and could reduce our flexibility in planning for, or responding to, changing business and economic conditions. Our failure to comply with the financial and other restrictive covenants in our debt instruments, which, among other things, require us to maintain specified financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects. If we do not have enough cash to service our debt, meet other obligations and fund other liquidity needs, we may be required to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing all or part of our existing debt, or seeking additional equity capital. We cannot assure that any of these remedies, including obtaining appropriate waivers from our lenders, can be effected on commercially reasonable terms or at all. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives.
      The indebtedness of KCSM exposes us to risks of exchange rate fluctuations, because any devaluation of the peso would cause the cost of KCSM’s dollar-denominated debt to increase, and could place us at a competitive disadvantage in Mexico compared to our Mexican competitors that have less debt and greater operating and financing flexibility than KCSM does.
      Our business is capital intensive.
      Our business is capital intensive and requires substantial ongoing expenditures for, among other things, improvements to roadway, structures and technology, acquisitions, leases and repair of equipment, and maintenance of our rail system. Our failure to make necessary capital expenditures to maintain our operations could impair our ability to accommodate increases in traffic volumes or service existing customers.
      We have funded, and expect to continue to fund, capital expenditures with funds from operating cash flows, leases and, to a lesser extent, vendor financing. We may not be able to generate sufficient cash flows from our operations or obtain sufficient funds from external sources to fund our capital expenditure requirements. If financing is available, it may not be obtainable on terms acceptable to us and within the limitations contained in the indentures and other agreements relating to our debt. If we are unable to complete our planned capital improvement projects, our ability to service our existing customers or accommodate increases in our traffic volumes may be limited or impaired.
      KCSM’s Concession from the Mexican government requires KCSM to make investments and undertake capital projects, including capital projects described in a business plan filed every five years with the SCT. If KCSM is unable to make such capital investments, KCSM’s business plan commitments with the Mexican government may be at risk, requiring KCSM to seek waivers of its business plan, if possible. KCSM may defer capital expenditures under its business plan with the permission of the SCT. However, the SCT might not grant this permission, and any failure by KCSM to comply with the capital investment commitments in its business plan could result in sanctions imposed by the SCT. We cannot assure you that the Mexican government would grant any such permission or waiver. If such permission or waiver is not obtained in any instance and KCSM is sanctioned, its Concession might be at risk. This would adversely affect our financial condition and results of operations. See “KCSM’s Mexican Concession is subject to revocation or termination in certain circumstances” below.
      Our business may be adversely affected by changes in general economic, weather or other conditions.
      Our operations may be adversely affected by changes in the economic conditions of the industries and geographic areas that produce and consume the freight that we transport. The relative strength or weakness of the United States and Mexican economies affect the businesses served by us. PCRC and Panarail are directly affected by the Panamanian local economy. Our investments in Mexico and Panama expose us to risks associated with operating in Mexico and Panama, including, among others, cultural differences, varying labor and operating practices, political risk and differences between the United States, Mexican and Panamanian economies. Historically, a stronger economy has resulted in improved results for our rail transportation operations. Conversely, when the economy has slowed, results have been less favorable. Our revenues may be affected by prevailing economic conditions and, if an economic slowdown or recession occurs in our key markets, the volume of rail shipments is likely to be reduced.
      Our operations may also be affected by natural disasters or adverse weather conditions. We operate in and along the Gulf Coast of the United States, and our facilities may be adversely affected by hurricanes and other extreme weather conditions. For example, hurricanes have adversely affected some of our shippers located along the Gulf Coast and caused interruptions in the flow of traffic within the southern United States and between the United States and Mexico. As another example, a weak harvest in the Midwest may substantially reduce the volume of business handled for agricultural products customers. Many of the goods and commodities we transport experience cyclical demand. Our results of operations can be expected to reflect this cyclical demand because of the significant fixed costs inherent in railroad operations. Significant reductions in our volume of rail shipments due to economic, weather or other conditions could have a material adverse effect on our business, financial condition, results of operations and cash flows.
      The transportation industry is highly cyclical, generally tracking the cycles of the world economy. Although transportation markets are affected by general economic conditions, there are numerous specific factors within each particular market segment that may influence operating results. Some of our customers do business in industries that are highly cyclical, including the oil and gas, automotive, housing and agricultural industries. Any downturn in these industries could have a material adverse effect on our operating results. Also, some of the products we transport have had a historical pattern of price cyclicality which has typically been influenced by the general economic environment and by industry capacity and demand. For example, global steel and petrochemical prices have decreased in the past. We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, our financial results.
      Our business is subject to regulation by international, federal, state and local regulatory agencies. Our failure to comply with these regulations could have a material adverse effect on our operations.
      We are subject to governmental regulation by international, federal, state and local regulatory agencies with respect to our railroad operations, as well as a variety of health, safety, labor, environmental, and other matters. Government regulation of the railroad industry is a significant determinant of the competitiveness and profitability of railroads. Our failure to comply with applicable laws and regulations could have a material adverse effect on our operations, including limitations on our operating activities until compliance with applicable requirements is achieved. These government agencies may change the legislative or regulatory framework within which we operate without providing any recourse for any adverse effects on our business that occur as a result of such change. Additionally, some of the regulations require us to obtain and maintain various licenses, permits and other authorizations, and we cannot assure you that we will continue to be able to do so.
      Our business is subject to environmental, health and safety laws and regulations that could require us to incur material costs or liabilities relating to environmental, health or safety compliance or remediation.
      Our operations are subject to extensive international, federal, state and local environmental, health and safety laws and regulations concerning, among other things, emissions to the air, discharges to waters, the handling, storage, transportation and disposal of waste and other materials, the cleanup of hazardous material or petroleum releases, decommissioning of underground storage tanks and noise pollution. Violations of these laws and regulations can result in substantial penalties, permit revocations, facility shutdowns and other civil and criminal sanctions. From time to time, certain of our facilities have not been in compliance with environmental, health and safety laws and regulations and there can be no assurances that we will always be in compliance with such laws and regulations in the future. We incur, and expect to continue to incur, environmental compliance costs, including, in particular, costs necessary to maintain compliance with requirements governing chemical and hazardous material shipping operations, refueling operations and repair facilities. New laws and regulations, stricter enforcement of existing requirements, new spills, releases or violations or the discovery of previously unknown contamination could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, results of operations, financial condition and cash flows.
      In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to the environment or to human life or health. As a result, we may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resources damages and compensatory or punitive damages relating to harm to property or individuals.
      The U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) and similar state laws (known as “Superfund laws”) impose liability for the cost of remedial or removal actions, natural resources damages and related costs at certain sites identified as posing a threat to the environment or public health. CERCLA imposes joint, strict and several liability on the owners and operators of facilities in which hazardous waste and other hazardous substances are deposited or from which they are released or are likely to be released into the environment. Liability may be imposed, without regard to fault or the legality of the activity, on certain classes of persons, including the current and certain prior owners or operators of a site where hazardous substances have been released and persons that arranged for the disposal or treatment of hazardous substances. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against sites subject to CERCLA or similar state laws. Given the nature of our business, we presently have environmental investigation and remediation obligations at certain sites, including a former foundry site in Alexandria, Louisiana, and will likely incur such obligations at additional sites in the future. Although we have accrued for environmental liabilities, some of these accruals have been reduced for amounts we expect to recover from third parties, which cannot be assured. We cannot assure you that the costs associated with these obligations will not be material or exceed the accruals we have established.
      Our Mexican operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The primary environmental law in Mexico is the General Law of Ecological Balance and Environmental Protection (the “Ecological Law”). The Mexican federal agency in charge of overseeing compliance with and enforcement of the federal environmental law is the Ministry of Environmental Protection and Natural Resources (“Semarnat”). The regulations issued under the Ecological Law and technical environmental requirements issued by Semarnat have promulgated standards for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances and transportation and handling of hazardous and solid waste. As part of its enforcement powers, Semarnat is empowered to bring administrative and criminal proceedings and impose economic sanctions against companies that violate environmental laws, and temporarily or even permanently close non-complying facilities. We are also subject to the laws of various jurisdictions and international conferences with respect to the discharge of materials into the environment. KCSM is also subject to environmental laws and regulations issued by the governments of each of the Mexican states in which KCSM’s facilities are located. The terms of KCSM’s Concession from the Mexican government also impose environmental compliance obligations on KCSM. We cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on KCSM’s results of operations, cash flows or financial condition.
      Our business is vulnerable to rising fuel costs and disruptions in fuel supplies. Any significant increase in the cost of fuel, or severe disruption of fuel supplies, would have a material adverse effect on our business, results of operations and financial condition.
      We incur substantial fuel costs in our railroad operations and these costs represent a significant portion of our transportation expenses. Significant price increases for fuel may have a material adverse effect on our operating results. Fuel expense increased from approximately 15% of our consolidated operating costs for the first nine months of 2005 to approximately 19% of our consolidated operating costs for the first nine months of 2006. We have been able to pass approximately 75% of these fuel cost increases on to customers in the form of fuel surcharges applied to our customer billings. If we are unable to continue the existing fuel surcharge program for KCSR and expand the fuel surcharge program for KCSM, our operating results could be materially adversely affected.
      The U.S. Surface Transportation Board (“STB”) is currently evaluating potential changes in its standards for regulating fuel surcharge programs in our industry. We cannot predict the impact that any such changes may have on our business.
      Fuel costs are affected by traffic levels, efficiency of operations and equipment, and petroleum market conditions. The supply and cost of fuel are subject to market conditions and are influenced by numerous factors beyond our control, including general economic conditions, world markets, government programs and regulations and competition. In addition, instability in the Middle East and interruptions in domestic production and refining due to hurricane damage may result in an increase in fuel prices. Fuel prices and supplies could also be affected by any limitation in the fuel supply or by any imposition of mandatory allocation or rationing regulations. In the event of a severe disruption of fuel supplies resulting from supply shortages, political unrest, a disruption of oil imports, weather events, war or otherwise, the resulting impact on fuel prices could materially adversely affect our operating results, financial condition and cash flows.
      We currently meet, and expect to continue to meet, fuel requirements for our Mexican operations almost exclusively through purchases at market prices from Petroleos Mexicanos, the national oil company of Mexico (“PEMEX”), a government-owned entity exclusively responsible for the distribution and sale of diesel fuel in Mexico. KCSM is party to a fuel supply contract with PEMEX of indefinite duration. Either party may terminate the contract upon 30 days written notice to the other at any time. If the fuel contract is terminated and we are unable to acquire diesel fuel from alternate sources on acceptable terms, our Mexican operations could be materially adversely affected.
      The loss of key personnel could negatively affect our business.
      Our success substantially depends on our ability to attract and retain key members of our senior management team and the principals of our foreign subsidiaries. Recruiting, motivating and retaining qualified management personnel, particularly those with expertise in the railroad industry, are vital to our operations and success. There is substantial competition for qualified management personnel and there can be no assurance that we will always be able to attract or retain qualified personnel. Our employment agreements with senior management are terminable at any time by us or the executive. If we lose one or more of these key executives or principals, our ability to successfully implement our business plans and the value of our common stock could be materially adversely affected.
      A majority of our employees belong to labor unions. Strikes or work stoppages could adversely affect our operations.
      We are a party to collective bargaining agreements with various labor unions in the United States and Mexico. As of September 30, 2006, approximately 82% of KCSR employees and approximately 74% of KCSM employees were covered by collective labor contracts. We may be subject to, among other things, strikes, work stoppages or work slowdowns as a result of disputes under these collective bargaining agreements and labor contracts or our potential inability to negotiate acceptable contracts with these unions. In the U.S., because such agreements are generally negotiated on an industry-wide basis, determination of the terms and conditions of labor agreements have been and could continue to be beyond our control. We may, therefore, be subject to terms and conditions in industry-wide labor agreements that could have a material adverse affect on our results of operations, financial position and cash flows. If the unionized workers in the United States or Mexico were to engage in a strike, work stoppage or other slowdown, if other employees were to become unionized, or if the terms and conditions in future labor agreements were renegotiated, we could experience a significant disruption of our operations and higher ongoing labor costs. Although the U.S. Railway Labor Act imposes restrictions on the right of U.S. railway workers to strike, there is no law in Mexico imposing similar restrictions on the right of railway workers in that country to strike.
      Our business may be subject to various claims and lawsuits.
      The nature of the railroad business exposes us to the potential for various claims and litigation related to labor and employment, personal injury and property damage, environmental and other matters. We maintain insurance (including self-insurance) consistent with industry practice against accident-related risks involved in the operation of the railroad. However, there can be no assurance that such insurance would be sufficient to cover the cost of damages suffered or that such insurance will continue to be available at commercially reasonable rates. Any material changes to current litigation trends, or any liability in excess of insurance limits or liability reserves, could have a material adverse effect on our results of operations, financial condition and cash flows.
      Due to the nature of railroad operations, claims related to personal injuries and liabilities resulting from crossing collisions, as well as claims related to personal property damage and other casualties, are a substantial expense to KCS. Personal injury and casualty claims are subject to a significant degree of uncertainty, especially estimates related to personal injuries that have occurred but not yet been reported, in which the degree of injuries incurred and the related costs have not yet been determined. Further, the cost of casualty claims is related to numerous factors, including the severity of the injury, the age of the claimant, and the legal jurisdiction. In determining the provision for casualty claims, management must make estimates regarding future costs related to substantially uncertain matters. Changes in these estimates could have a material effect on the results of operations in future periods.
      Our business may be affected by future acts of terrorism or war.
      Terrorist attacks, such as those that occurred on September 11, 2001, any government response thereto and war or risk of war may adversely affect our results of operations, financial condition, and cash flows. These acts may also impact our ability to raise capital or our future business opportunities. Our rail lines and facilities could be direct targets or indirect casualties of acts of terror, which could cause significant business interruption and result in increased costs and liabilities and decreased revenues. These acts could have a material adverse effect on our results of operations, financial condition, and cash flows. In addition, insurance premiums charged for some or all of the terrorism coverage currently maintained by us could increase dramatically or certain coverage may not be available in the future.

      KCSM’s Mexican Concession is subject to revocation or termination in certain circumstances.
      KCSM operates under a 50-year Concession granted by the Mexican government. The Concession gives KCSM exclusive rights to provide freight transportation services over its rail lines for 30 years of the 50-year Concession, subject to certain trackage rights. The SCT is principally responsible for regulating railroad services in Mexico. The SCT has broad powers to monitor KCSM’s compliance with the Concession and it can require KCSM to supply it with any technical, administrative and financial information it requests. KCSM must comply with the investment commitments established in its business plan, which forms an integral part of the Concession, and must update the plan every five years. SCT treats KCSM’s business plans confidentially, The SCT monitors KCSM’s compliance with efficiency and safety standards established in the Concession. The SCT reviews, and may amend, these standards every five years.
      The Mexican railroad services law and regulations provide the Mexican government certain rights in its relationship with KCSM under the Concession, including the right to take over the management of KCSM and its railroad in certain extraordinary cases, such as imminent danger to national security. In the past, the Mexican government has used such power with respect to other privatized industries, including the telecommunications industry, to ensure continued service during labor disputes. In addition, under the Concession and the Mexican railroad services law and regulations, the SCT, in consultation with the Mexican Antitrust Commission, under certain circumstances may determine that there is a lack of competition in the railroad industry, in which case the SCT would have the authority to set rates for rail freight services.
      The Concession is renewable for additional periods of up to 50 years, subject to certain conditions. The SCT may terminate the Concession if, among other things, there is an unjustified interruption in the operation of KCSM’s rail lines, KCSM charges tariffs higher than the tariffs it has registered with the SCT, KCSM restricts the ability of other Mexican rail operators to use its rail lines, KCSM fails to make payments for damages caused during the performance of services, KCSM fails to comply with any term or condition of the Mexican railroad services law and regulations, KCSM fails to make the capital investments required under its five-year business plan filed with the SCT, or KCSM fails to maintain an obligations compliance bond and insurance overage as specified in the Mexican railroad services law and regulations. In addition, the Concession would revoke automatically if KCSM changes its nationality or assigns or creates any lien on the Concession without the SCT’s approval. The SCT may also terminate the Concession as a result of KCSM’s surrender of its rights under the Concession, or for reasons of public interest, by revocation or upon KCSM’s liquidation or bankruptcy. Revocation or termination of the Concession would prevent KCSM from operating its railroad and would materially adversely affect our Mexican operations and ability to make payments on KCSM’s debt. If the Concession is revoked by the SCT, KCSM would receive no revenue, and its interest in its rail lines and all other fixtures covered by the Concession, as well as all improvements made by it, would revert to the Mexican government.
      On April 6, 2006 and April 7, 2006, respectively, the SCT initiated sanction proceedings against KCSM, claiming that KCSM had failed to make the minimum capital investments projected for 2004 and 2005 under its five-year business plan filed with the SCT. Although we believe KCSM made capital expenditures exceeding the amounts projected in its business plan for 2004 and 2005, the SCT has objected to the nature of the investments made by KCSM. KCSM has responded to the SCT by providing evidence in support of its investments and explaining why it believes sanctions are not appropriate. The SCT has not yet responded to KCSM’s arguments. KCSM has further filed a request to amend its capital expenditure plan for 2006. However, if these proceedings are determined adversely to KCSM and sanctions are imposed, KCSM could be subject to fines, and could be subject to possible future revocation of the Concession if the SCT imposes sanctions on three additional occasions over the remaining term of the Concession.
      Under the Concession, KCSM has the right to operate its rail lines, but it does not own the land, roadway or associated structures. If the Mexican government legally terminates the Concession, it would own, control and manage such public domain assets used in the operation of KCSM’s rail lines. The Mexican government may also temporarily seize control of KCSM’s rail lines and its assets in the event of a natural disaster, war, significant public disturbances or imminent danger to the domestic peace or economy. In such a case, the SCT may restrict KCSM’s ability to exploit the Concession in such manner as the SCT deems necessary under the circumstances, but only for the duration of any of the foregoing events.
      Mexican law requires that the Mexican government pay compensation if it effects a statutory appropriation for reasons of the public interest. With respect to a temporary seizure due to any cause other than international war, the Mexican railroad services law and regulations provide that the Mexican government will indemnify an affected concessionaire for an amount equal to damages caused and losses suffered. However, these payments may not be sufficient to compensate KCSM for its losses and may not be timely made.
      Our ownership of KCSM and operations in Mexico subject us to economic and political risks.
      The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on our Mexican operations in particular. The national elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party with the election of President Vicente Fox Quesada, a member of the National Action Party, and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. National elections were again held on July 2, 2006 which were disputed by the losing presidential candidate and his supporters (see — “Recent political unrest in Mexico could have an adverse effect on our business and results of operations”). Although there have not yet been any material adverse repercussions resulting from this political change, multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our Mexican operations. We cannot predict the impact that this new political landscape will have on the Mexican economy. Furthermore, our financial condition, results of operations and prospects may be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.
      The Mexican economy in the past has suffered balance of payment deficits and shortages in foreign exchange reserves. There are currently no exchange controls in Mexico. However, Mexico has imposed foreign exchange controls in the past. Pursuant to the provisions of

NAFTA, if Mexico experiences serious balance of payment difficulties or the threat of such difficulties in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors. Any restrictive exchange control policy could adversely affect our ability to obtain dollars or to convert pesos into dollars for purposes of making interest and principal payments due on indebtedness, to the extent we may have to effect those conversions, and could adversely affect the Mexican economy or our investment in KCSM. This could have a material adverse effect on our business and financial condition.
      Securities of companies in emerging market countries tend to be influenced by economic and market conditions in other emerging market countries. Some emerging market countries, including Argentina and Brazil, have experienced significant economic downturns and market volatility in the past. These events have had an adverse effect on the economic conditions and securities markets of other emerging market countries, including Mexico.
      Recent political unrest in Mexico could have an adverse effect on our business and results of operations.
      On July 2, 2006, Felipe Calderón narrowly defeated Andrés Manuel López Obrador in the Mexican presidential election. Mr. López Obrador alleged that the balloting was carried out in a fraudulent manner and challenged the election results before the Federal Electoral Tribunal (the “Tribunal”). On September 6, 2006, the Tribunal upheld the election results. On September 16, 2006, Mr. López Obrador’s party declared him the “legitimate President of Mexico.” Although Mr. López Obrador’s party subsequently recognized Mr. Calderón as President, many supporters of Mr. López Obrador have held protests and continue to publicly challenge the election results. If this political unrest continues in Mexico, our operations there could be adversely affected.
      Downturns in the U.S. economy or in trade between the U.S. and Mexico and fluctuations in the peso-dollar exchange rate would likely have adverse effects on our business and results of operations.
      The level and timing of our Mexican business activity is heavily dependent upon the level of U.S.-Mexican trade and the effects of NAFTA on such trade. Our Mexican operations depend on the U.S. and Mexican markets for the products KCSM transports, the relative position of Mexico and the U.S. in these markets at any given time, and tariffs or other barriers to trade. Downturns in the U.S. or Mexican economy or in trade between the U.S. and Mexico would likely have adverse effects on our business and results of operations. Our Mexican operations depend on the U.S. and Mexican markets for the products KCSM transports, the relative position of Mexico and the U.S. in these markets at any given time, and tariffs or other barriers to trade. Any future downturn in the U.S. economy could have a material adverse effect on KCSM’s results of operations and its ability to meet its debt service obligations.
      Also, fluctuations in the peso-dollar exchange rate could lead to shifts in the types and volumes of Mexican imports and exports. Although a decrease in the level of exports of some of the commodities that KCSM transports to the U.S. may be offset by a subsequent increase in imports of other commodities KCSM hauls into Mexico and vice versa, any offsetting increase might not occur on a timely basis, if at all. Future developments in U.S.-Mexican trade beyond our control may result in a reduction of freight volumes or in an unfavorable shift in the mix of products and commodities KCSM carries.

      Any devaluation of the peso would cause the peso cost of KCSM’s dollar-denominated debt to increase, adversely affecting its ability to make payments on its indebtedness. Severe devaluation or depreciation of the peso may result in disruption of the international foreign exchange markets and may limit our ability to transfer pesos or to convert pesos into U.S. dollars for the purpose of making timely payments of interest and principal on our non-peso denominated indebtedness. Although the Mexican government currently does not restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer foreign currencies out of Mexico, the Mexican government could, as in the past, institute restrictive exchange rate policies that could limit our ability to transfer or convert pesos into U.S. dollars or other currencies for the purpose of making timely payments of our U.S. dollar-denominated debt and contractual commitments. Devaluation or depreciation of the peso against the U.S. dollar may also adversely affect U.S. dollar prices for our securities. Currency fluctuations are likely to continue to have an effect on our financial condition in future periods.
      Mexico may experience high levels of inflation in the future which could adversely affect our results of operations.
      Mexico has a history of high levels of inflation, and may experience high inflation in the future. During most of the 1980s and during the mid- and late-1990s, Mexico experienced periods of high levels of inflation. The annual rates of inflation for the last five years, as measured by changes in the National Consumer Price Index, as provided by Banco de Mexico, were 3.3% in 2005, 5.2% in 2004, 4.0% in 2003, 5.7% in 2002 and 4.4% in 2001. A substantial increase in the Mexican inflation rate would have the effect of increasing some of KCSM’s costs, which could adversely affect its results of operations and financial condition. High levels of inflation may also affect the balance of trade between Mexico and the U.S., and other countries, which could adversely affect KCSM’s results of operations.